Mail Stop 3561   December 14, 2007

Thomas M. Livia, President
PC Universe, Inc.
504 NW 77th Street
Boca Raton, Florida 33487

   Re: PC Universe, Inc.
     Amendment No. 1 to Form 10
     Filed November 16, 2007
     File No. 0-52804

Dear Mr. Livia:

  We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Item 1. Description of Business, page 1

1. We note your response to comment 7 in our letter dated October 11, 2007. Please further disclose, as stated in your response, that the merger transaction was arrived at pursuant to normal competitive negotiation and that you and Poker TV acted independently of each other and had no relationship to each other nor interlocking board members, officers or other conflicts of interest.

Industry Background, page 2

2. As previously requested in comment 11 in our letter dated October 11, 2007, clearly explain why you believe each trend represents an opportunity for your business.

Key Target Markets, page 2

3. Appendix IV does not appear to support your belief that IT spending is increasing in the areas you serve. Accordingly, please delete that statement.

Growth Strategy, page 3

4. Please explain "solution bundles."

E-Commerce, page 5

5. Please explain "self-service tools to enhance our customer's buying experience."

6. Please disclose (as stated in response) that your web sites do not currently and have never offered poker or other gaming services to web users.

Employees, page 6

7. The number of employees you disclose is 40, not 41. Please advise or revise.

Item 1A. Risk Factors, page 7

8. It does not appear you have revised the risk factor caption "We face and will continue to face significant price competition" as indicated in your response. Please revise.

Selected Financial and Other Data, page 16

9. We reviewed your response to comment 35 from our letter dated October 11, 2007 and the revisions to your disclosure. The weighted-average number of shares of common stock outstanding for the years ended December 31, 2004, 2005 and 2006 and the six months ended June 30, 2006 differ from the amounts reflected in your financial statements. Please revise the weighted average number of shares reflected in the table or in the financial statements as appropriate.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

Results of Operations, page 20

10. We considered your response to comment 40 in our letter dated October 11, 2007. It appears to us that the amount of co-op funds received from your vendors has a significant impact on your operating income or loss. Tell us why you believe that disclosure of changes in co-op advertising support and other vendor consideration would not be material to an investor's understanding of your operating results. Otherwise, please include a discussion of the impact of co-op support and other vendor incentives on cost of sales, gross profit and operating results.

Item 6. Executive Compensation, page 28

11. We note your response to comment 46 in our letter dated October 11, 2007 and we reissue that comment. You state that the board of directors reviews compensation information on Salary.com. Please identify those companies whose compensation you reviewed. See Item 402(b)(2)(xiv) of Regulation S-K. We note that you have removed the reference to companies within the financial services industry. Please advise us why you removed that reference when you previously indicated that the board of directors reviewed compensation paid to employees in that industry. In the alternative, revise this section to explain why you have compared your compensation to compensation in the financial services industry and indicate how that affects the level of compensation you pay.

12. We note your response to comment 48 in our letter dated October 11, 2007. In addition to providing a non-equity incentive plan compensation column in the summary compensation table, please include the grants of plan-based awards table in future filings, as applicable and as required by Item 402(d) of Regulation S-K. In that table, you should disclose the grant of the non-equity incentive plan compensation in the year in which you grant the award.

13. We note your response to comment 50 in our letter dated October 11, 2007 and we reissue that comment. Please disclose the actual EBITDA targets.

Business Performance Metrics, page 29

14. The second sentence appears incomplete. Please advise or revise.

Item 15. Financial Statements and Exhibits, page 40

15. We note your response to comment 56 in our letter dated October 11, 2007. Please revise your exhibit index to indicate confidential treatment was requested for Exhibit 10.10.

Audited Financial Statements

Statements of Operations, page F-4

16. We reviewed your response to comment 61 in our letter dated October 11, 2007 and the revisions to your disclosure, and reissue our comment in part. Please present the provision for income taxes as a single line item. Refer to paragraph (a)11 of Rule 5-03 of Regulation S-X. Please similarly revise the unaudited statement of operations on page F-17.

Cash Flows, page 24

17. We reviewed the revisions to your disclosure in response to comment 43 from our letter dated October 11, 2007. Please explain to us what consideration you gave to poor accounts receivable collections in estimating your allowance for doubtful accounts receivable. Specifically address how you analyze the aging of accounts receivable and the methodology you use in determining your estimate.

Statement of Stockholders' Equity, page F-5

18. We reviewed your response to comment 63 in our letter dated October 11, 2007. Please explain to us how you concluded that there were no undistributed earnings as of the date your Sub-Chapter S election was terminated given the amount of undistributed retained earnings as of December 31, 2005 and your earnings for the six months ended June 30, 2006.

Notes to Financial Statements, page F-7

19. We considered your response to comment 65 in our letter dated October 11, 2007. Although revenue from services is not significant, given your disclosure regarding value added services and the types of IT products you offer in the description of your business, please disclose revenues for each product and service or each group of similar products and services or tell us why such disclosure is impracticable or not required. Refer to paragraph 37 of SFAS 131. If disclosure of information about products is impracticable please disclose that fact.

Note 1 – Nature of Operations, page F-7

20. We note your response to comment 66 in our letter dated October 11, 2007 and reissue our prior comment. We believe that appropriate disclosure of the change in capital structure at the acquisition date is important to understanding that the post reverse-acquisition comparative financial statements furnished for the legal acquirer are those of the accounting acquirer. Please revise future filings to disclose that the comparative historical financial statements presented are those of PCU and that the capital structure of the consolidated company is now different from that appearing in the historical financial statements in earlier periods due to accounting for the merger as a recapitalization.

Note 2 – Summary of Significant Accounting Policies, page F-7

21. We reviewed your responses to comments 69 and 72 in our letter dated October 11, 2007. In your response to comment 69, you state that you receive nothing more than a volume discount from vendors and inventory is reduced at the time of purchase. Yet, in your response to comment 72 you provide the amount of co-op

advertising funds recognized in revenues for each period presented. Also, in your disclosure on pages 3 and 4 under the "sales and marketing" and "products and merchandising" headings you disclose that your marketing activities are funded by MDF programs, co-op advertising programs and other vendor programs and that your technical certifications and vendor sales authorizations provide advantages such as purchase discounts, incentives, marketing funds, training and price protection. Please provide to us a detailed analysis of the types of consideration you receive from vendors and your related accounting policies together with an analysis of your compliance with the guidance in EITF 02-16 for each type of consideration. Also, disclose that your classification of co-op advertising funds as revenues does not comply with GAAP and the related effects on your financial statements. Otherwise, revise your financial statements to properly classify co-op advertising reimbursements as a reduction of inventory, and thus cost of sales, or as a reduction of advertising expense in accordance with the provisions of EITF 02-16 and include appropriate disclosure regarding the revisions. If you conclude that co-op advertising reimbursements should be classified as a reduction of advertising expense, disclose the amount of reimbursements so recognized in each period presented in the advertising accounting policy on page F-8. In addition, as previously requested, please disclose your accounting policies regarding consideration received from vendors.

22. We reviewed your response to comment 70 in our letter dated October 11, 2007, but note that you did not revise your disclosure as requested. Please disclose the types of costs classified as cost of sales and services, selling and advertising expenses and general and administrative expenses. Refer to APB 22.

Inventory, page F-7

23. We note your response to comment 71 in our letter dated October 11, 2007. Please explain to us why you believe that your policy of expensing inbound freight costs and overhead costs such as receiving, inspection and warehousing costs as period expenses complies with GAAP. Refer to Statement 3 of Chapter 4 of ARB 43.

Revenue Recognition, page F-9

24. We reviewed your response to comment 68 in our letter dated October 11, 2007 and the revisions to your disclosure, and we reissue the comment in part. Please tell us how you allocate revenue to the awards earned under the TechPoints customer loyalty program.

25. We reviewed your response to comment 73 in our letter dated October 11, 2007 and we reissue the comment in part. Please disclose your revenue recognition policy regarding technical services.

26. We reviewed your response to comment 74 in our letter dated October 11, 2007, but note that you did not revise your disclosure. Please disclose your revenue recognition policies for revenue sharing arrangements and the criteria used to determine whether you recognize sales of tangible products and revenue sharing arrangements on a gross or net basis.

27. We note your response to comment 75 in our letter dated October 11, 2007 and we reissue the comment in part. Please provide us with a description of third party service and extended warranty contracts under which you recognize revenue at the time of sale versus over the contract period. If you also sell extended service plans pursuant to which you are the primary obligor, please clarify your disclosure as appropriate. Refer to FTB 90-1.

Note 3 – Concentrations of Credit Risks, page F-10

28. We reviewed your response to comment 76 in our letter dated October 11, 2007 and the revisions to your disclosure. Please disclose the amount of revenues from each customer that accounted for 10 percent or more of your revenues for the year ended December 31, 2006.

Note 5 – Operating Lease Costs, page F-12

29. We reviewed your response to comment 77 in our letter dated October 11, 2007, but note that you did not disclose your accounting policies as requested. Please disclose how you recognize rent expense and account for rent escalations and leasehold improvement incentives. Also, your response indicates that reimbursed leasehold improvements in 2006 were not accounted for in accordance with the guidance in FTB 88-1. Please tell us why you believe that the error is not material to your financial statements. Refer to SAB Topics 1:M. Otherwise, revise your financial statements as appropriate with due consideration of related disclosure requirements.

Note 6 – Stockholders' Equity, page F-12

30. We reviewed your response to comment 78 in our letter dated October 11, 2007. We understand from your response that the shares of common stock issued to the broker by Poker TV were outstanding shares as of the merger date. Please confirm whether our understanding is correct. If so, it appears that the shares should be presented as net shares issued as a result of the reverse merger. If not, it appears that the shares issued to the broker would be considered an expense in the financial statements of PCU. If our understanding is correct, please revise to present the transaction as shares issued to the stockholders of Poker TV in the merger. Otherwise, please advise.

Unaudited Financial Statements

Statement of Stockholders' Equity, page F-18

31. We reviewed your response to comment 79 in our letter dated October 11, 2007. Please address the following matters:

- Tell us whether the shares of restricted stock issued in consideration of the April 5, 2007 consulting agreement were issued for cash or as compensation for services. If the restricted stock was issued as compensation for services, tell us how you accounted for the stock-based payment and the basis in GAAP for your accounting treatment. Address the provisions of SFAS 123(R) and EITF 96-18 as appropriate. In doing so, tell us the market price of your common stock on the date of issuance of the restricted shares and why the value assigned to the restricted shares represents fair value. Refer to paragraph 7 of SFAS 123(R).

- Tell us the terms of the warrants issued in respect of the selling arrangement, including provisions related to exercisability, settlement and expiration. Tell us the market price of your common stock on the date of issuance of the warrants and why the value assigned to warrants represents fair value. Also, tell us how you accounted for the warrants and whether the warrants are classified as equity or as a liability and the basis in GAAP for your accounting treatment. Address the provisions of SFAS 123(R), SFAS 150 and SFAS 133 to the extent applicable.

- Tell us the items and their amounts included the net charge to common stock and additional paid-in capital in respect of shares issued for services. It is unclear to us why shares issued for services would result in a charge of stockholders' equity.

- Tell us the market price of your common stock on the issuance date of the shares of common stock issued in payment of accrued interest and why the value assigned to the shares represents fair value. It appears that additional interest expense should be recognized based on the difference between the fair value of the stock issued and the book value of accrued interest extinguished.

Note 1 – Nature of Operations, page F-20

32. We note the additional disclosures in response to comment 80 in our letter dated October 11, 2007. Please disclose the terms of the warrants issued in connection with the private placement, including provisions related to exercisability, settlement and expiration. Also, tell us how the repayment of your outstanding $500,000 note is presented in the statement of cash flows. Please note that Rule 10-01(a)(5) of Regulation S-X requires disclosure of events subsequent to the end of the most recent fiscal year that have a material impact on your financial position and results of operations. Disclosure should encompass for example,

changes in capitalization including new borrowings or modification of existing financing arrangements.

Form 10-Q for Fiscal Quarter Ended September 30, 2007

33. Please address the comments above as appropriate.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 10

Cash Flow, page 16

34. It appears that there are several items that had a material impact on operating cash flows for each of the periods presented. These items include, among others, the net loss net non-cash charges and credits, accounts receivable, inventory and accounts payable. Please revise to describe the causes for material changes from period to period in line items that had a material impact on operating cash flows. Refer to Item 303 of Regulation S-K.

Statements of Cash Flows, page 6

35. Please tell us what the interest line item in adjustments to reconcile net loss to net cash provided by operating activities represents and why the amounts are properly presented as non-cash charges or credits in the statement.

36. It appears that payments of long-term debt for the nine months ended September 30, 2006 represent proceeds. Please advise.

Notes to Financial Statements, page 7

37. Please disclose events subsequent to the end of the most recent fiscal year that had a material impact on your results of operations and financial position. Refer to Rule 10-01(a)(5) of Regulation S-X and the comment above regarding the unaudited financial statements included in Form 10/A.

Note 2 – Summary of Significant Accounting Policies, page 7

Stock Based Compensation, page 7

38. We note that you adopted the 2007 Stock Incentive Plan in September 2007. Please revise to disclose the adoption of the 2007 Stock Incentive Plan and the number of shares reserved for issuance under the plan. Also, given the recent adoption of the plan and the grant of options as disclosed in Item 2 of Part II, please revise to include all of the disclosures required by paragraph A240 of

SFAS 123(R). Refer to Rule 10-01(a)(5) of Regulation S-X. In addition, please explain to us why no stock-based compensation expense was recognized during the quarter. Further, you should discuss the adoption of the plan and the potential impact of stock-based compensation in Management's Discussion and Analysis of Financial Condition and Results of Operations.

Income Taxes, page 8

39. The provision for income taxes differs from the amount reflected in the statement of operations on page 4. Please revise as appropriate.

40. Please tell us why deferred tax assets related to net operating loss carryforwards are classified as current. Refer to the guidance in paragraph 41 of SFAS 109. Also tell us why you believe it is more likely than not that your deferred tax assets will be realized and why no valuation allowance is required. In doing so, tell us the evidence, both positive and negative, you considered to determine that a valuation allowance is not required.

Item 4 – Controls and Procedures, page 17

41. Please revise the conclusion of your co-principal executive officers and principal financial officer regarding the effectiveness of your disclosure controls and procedures to clearly state your disclosure controls and procedures are effective at the reasonable assurance level as opposed to in reaching a reasonable level of assurance. Also, please disclose that that your disclosure controls and procedures are designed to provide reasonable assurance that the controls and procedures will meet their objectives.

42. Item 308(c) of Regulation S-K requires disclosure of any change in internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Please revise to state, if true, that there were no changes as opposed to "no significant changes" in internal control over financial reporting that occurred during the last fiscal quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Otherwise, disclose any change in internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

* * *

   As appropriate, please amend your filings and respond to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

   You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Anita Karu, Attorney-Advisor, at (202) 551-3240, Ellie Quarles, Special Counsel, at (202) 551-3238 or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Bruce C. Rosetto, Esq.
      Blank Rome LLP
      Facsimile: (561) 417-8101